[Letterhead of Johnson, Pope, Bokor, Ruppel & Burns LLP]

FILE NO. 41629.109847

February 22, 2006

Mr. Daniel Gordon, Branch Chief
Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

          Re:    VillageEDOCS
                    File No. 000-31395

Dear Mr. Gordon:

            This firm acts as outside general corporate and securities counsel to VillageEDOCS.  In that capacity, and as a follow up to a telephone conversation with Jessica Barberich, we are assisting VillageEDOCS in their response to the staff's follow up comment dated February 3, 2006.  The staff's follow up comment letter was issued in response to the VillageEDOCS response letter dated January 20, 2006 to the staff's original comment letter dated December 22, 2005 for the VillageEDOCS Form 10-KSB for fiscal year ending December 31, 2004 and the Forms 10-QSB for fiscal quarters ending March 31, 2005, June 30, 2005 and September 30, 2005.  To facilitate your view of this response, each of VillageEDOCS responses is cross referenced to the numbered comments in your letter and the text of your comments proceeds our response.

Form 10-KSB for the year ended December 31, 2004

Note 7 - Convertible Notes Payable to Related Parties

            Comment No. 1.      We note your response to comment three.  Please tell us more about the commitment to the majority stockholder, Mr. and Mrs. Williams, to increase the number of authorized shares to allow for the conversion of the instruments in question.  In your response.  Please be sure to address the following questions:

•                 Is there a written agreement signed by the majority stockholder?

•                 Is there a legal contract that could be enforced in court?

•                 What are the ramifications to the majority stockholder if the majority stockholder decided to vote against an increase in the number of authorized shares?

            Response No. 1.     As I indicated to Ms. Barberich on the telephone, Mr. and Mrs. Williams have been strong supporters of VillageEDOCS.  Essentially, Mr. and Mrs. Williams funded the working capital needs of VillageEDOCS during its formative stages.  These loans were evidenced by numerous working capital notes.  I bring this to the staff's attention to evidence the supportive and non-adversarial relationship between Mr. and Mrs. Williams and VillageEDOCS.  Simply put, if it were not for Mr. and Mrs. Williams, VillageEDOCS would not be in business today.

            Furthermore, on at least four separate occasions, Mr. and Mrs. Williams consented to and approved as majority stockholders, amendments to VillageEDOCS' Certificate of Incorporation.  Mr. and Mrs. Williams consented to an increase in the authorized number of shares from 40,000,000 to 90,000,000 shares.  They had consented to an increase of the authorized number of shares from 90,000,000 to 175,000,000.  They also consented to the creation of Class A Preferred Stock to allow the investment by an outside fund.  Most recently, Mr. and Mrs. Williams also consented to the increase of the authorized number of shares from 175,000,000 to 400,000,000.

            There has always been a clear intent and understanding between VillageEDOCS and Mr. and Mrs. Williams that they would consent to facilitate necessary changes to VillageEDOCS' capital structure in order to facilitate capital formation and improvement in the company's financial position.  Such improvements would include the conversion of debt into equity.  If the staff requires, Mr. and Mrs. Williams are willing to provide a written reaffirmation of these understandings.

            Accordingly, we believe that there is enough evidence to establish a clear understanding between VillageEDOCS and Mr. and Mrs. Williams that they would facilitate any necessary changes in the capital structure of VillageEDOCS to allow for the conversion of outstanding convertible notes.  Interestingly, it would be adverse to their personal interest not to vote for an increase in the number of authorized shares.

            Accordingly, based upon the above analysis, including our evaluation of the guidance set forth in EITF Issue No. 00-19 VillageEDOCS still concludes that, based on the commitment of Mr. and Mrs. Williams, VillageEDOCS had at all times available authorized shares making a net share settlement within the control of the company.  Accordingly, the classification of any such conversion feature as a liability under EITF No. 00-19 is not considered appropriate.

            Comment No. 2.      Please also tell us whether the state laws of California would permit a company to have an infinite number of shares authorized at any point in time.  In this regard, we note that since you have several instruments that are convertible into a potentially infinite number of shares, you appear to be asserting that you are permitted to have an infinite number of shares authorized at any time.

            Response No. 2.     We do not believe that the laws of the state of California, or for that matter, any state would permit a company to have an infinite number of shares authorized at any point in time.  We respectfully disagree with the staff's conclusion set forth in the next sentence.  Please see our response to No. 1 above.

            Comment No. 3.      It does not appear that you have filed as exhibits some of the convertible promissory notes disclosed in your footnote.  Please file these agreements as exhibits as required by Item 601(b)(4) or advise us where these agreement were previously filed.

            Response No. 3.     As discussed in Item 1 above, the notes from Mr. and Mrs. Williams were evidenced by a series of numerous working capital advances.  These notes were all substantially issued in the same form.  VillageEDOCS filed a form of each note.  The form of the unsecured convertible note was filed as Exhibit 4.5 to the Form 10-QSB filed on May 15, 2002 and the form of unsecured promissory note was filed as Exhibit 4.6 to the same report.

Form 10-QSB for the periods ended June 30, 2005 and September 30, 2005

Note 7 - Stockholders' Equity

Common Stock

            Comment No. 4.      You note that the warrants issued to Mr. Conner and Mr. Hill as incentive bonuses resulting from the acquisition of Phoenix Forms, Inc. were recorded as part of the purchase price.  However, these costs appear to be internal costs associated with a business combination which should be expensed as incurred.  Please tell us what consideration you gave to paragraph A8 of SFAS 141 when determining the proper treatment of these warrants and also the other compensation issued to employees in connection with the acquisition of TBS in 2004 valued at $76,000 and the acquisition of Phoenix Forms, Inc. in 2005 valued at $34,000.

            Response No. 4.     VillageEDOCS considered the guidance included in paragraphs 24 and A8 of Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, when determining the appropriate accounting for value of the warrants issued to Mr. Conner and Mr. Hill in connection with the acquisition of Phoenix Forms, Inc.  Our analysis of the various components of the purchase price and related allocation was based on the nature of the expenses and our interpretation of the guidance included in SFAS No. 141.  Per SFAS No. 141, "indirect and general expenses related to business combinations shall be expensed as incurred."  However, all expenses directly related or incremental to the acquisition should be allocated to the purchase price.  As the costs in question were directly related to the acquisitions of TBS and Phoenix Forms, Inc. and VillageEDOCS would not have otherwise incurred such costs had the acquisitions not occurred, we determined that such costs should be recorded as part of the purchase price.

          We trust that the contents of this letter adequately address the staff's concerns.  We do not believe that the staff's comments necessitate any amendment to our current filings.  We would also like to point out to the staff that all of the convertible notes that the staff refers to above have either been converted into common stock at a fixed price or the terms amended to provide for conversion at a fixed price into common stock.  To require a restatement would not be meaningful to any reader of VillageEDOCS financial statements.  In addition to require restatement would work an undue hardship on a small business issuer.  There is no meaningful benefit to investors in the instant case to require any restatement.  If you seek additional clarification and would like additional information, please contact me directly by telephone at (727) 461-1818 or by e-mail michaelc@jpfirm.com.  Thank you for your review of these filings and our response to the comment letter.

                                                                      Very truly yours,

                                                                      JOHNSON, POPE, BOKOR,
                                                                      RUPPEL & BURNS, LLP

                                                                       /s/

                                                                      Michael T. Cronin

MTC:afs

cc:     Mason Conner
          Michael Richard

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